



18006605

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-69161

FACING PAGE   415
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2017_____ AND ENDING _____December 31, 2017_____
                                              Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DriveWealth, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

97 Main Street
(No. and Street)

Chatham   NJ   07928
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dugan   973-559-6746
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC
(Name - if individual, state last, first, middle name)

517 Route One   Iselin   NJ   08830
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Michael J. Dugan_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of _____DriveWealth, LLC_____

as of _____December 31, 2017_____ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____None_____

_____

_____

State of New Jersey
County of Morris

_____ Signature
Notary Public
Lisa M Richard   CFO/COO
                                                   Title

This report ** contains (check all applicable boxes):

☑ (a)   Facing Page.

☑ (b)   Statement of Financial Condition.

☐ (c)   Statement of Income (Loss).

☐ (d)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (e)   Statement of Cash Flows

☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g)   Computation of Net Capital.

☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j)   A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l)   An Oath or Affirmation.

☐ (m)   A copy of the SIPC Supplemental Report

☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o)   Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DriveWealth, LLC
Statement of Financial Condition
As of December 31, 2017

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Drive Wealth, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Drive Wealth, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2018



DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash and Cash Equivalents	$	4,019,403
Cash Segregated under Federal and Other Regulations		1,250,178
Receivable from Customers		2,753,025
Securities Owned, at Market		89,043
Receivables from Non-Customers and Affiliate		14,790
Deposit with Clearing Organization		250,000
Other Assets		25,536
Total Assets	$	8,401,975

LIABILITIES AND MEMBER'S EQUITY
Liabilities

Payable to Customers	$	191,216
Accounts Payable and Accrued Expenses		332,171
Due to Affiliates		19,461
Payable to Clearing Organization		2,645,663
		3,188,511

Commitments

Member's Equity		5,213,464
Total Liabilities and Member's Equity	$	8,401,975

See accompanying Notes to the Statement of Financial Condition

1. Nature of Operations and Summary of Significant Accounting Policies

1.1 Nature of Operations

DriveWealth, LLC (the "Company") was formed in New Jersey on May 24, 2012. The Company is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). Effective December 2, 2013, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with 53 U.S states and territories and with the Commodity Futures Trading Commission and the National Futures Association as an introducing broker.

The Company operates as an agency business retailing corporate equity securities as well as providing an online application that will allow its user customer base to trade equity securities and exchange traded funds. The Company clears its business on an omnibus basis with its clearing broker, ICBCFS, Inc. (the "Clearing Broker"). The Company is subject to the provisions of SEC Rule 15c3-1 and SEC Rule 15c3-3.

1.2 Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

1.3 Revenue

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur. Fee revenue includes charges for wires/withdrawals, monthly fixed subscription fees, Form W8-BEN fees and account maintenance fees which are recorded on respective transaction dates. Margin interest revenue is recorded monthly on the first business day following each month-end.

1.4 Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1.5 Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the double-declining method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

1.6 Segregated Cash

In accordance with FINRA Customer Protection Rule 15c3-3, the Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the PAB Reserve Requirement as well as the Special Reserve Requirement for the Exclusive Benefit of Customers.

1. **Nature of Operations and Summary of Significant Accounting Policies** *(Continued)*

1.7 Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The Company is subject to taxation in local jurisdictions. As of December 31, 2017, the Company's reporting of operations for tax years 2015 and 2016 are subject to examination by the tax authorities.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of December 31, 2017.

1.8 Advertising

The Company expenses advertising costs as incurred.

1.9 Cash and Cash Equivalents

The Company considers short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less, to be cash equivalents.

2. **Concentrations of Business Risk and Credit Risk and Uncertainties**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer (ICBC Financial Services, LLC, or "ICBCFS") with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its

2.   Concentrations of Business Risk and Credit Risk and Uncertainties (continued)

clearing broker-dealer. Notwithstanding the foregoing, the Clearing broker-dealer, as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500,000 for securities and cash (including a $250,000 limit for cash only). In addition to SIPC coverage, the clearing broker-dealer provides additional protection for shortfalls above the SIPC limits by having an excess-SIPC policy through a Lloyd's of London syndicate. Such excess-SIPC policy provides total aggregate firm limit coverage up to $100 million.

3.   Property and Equipment

As of December 31, 2017, Property and Equipment in use, but fully depreciated or amortized consisted of the following:

Furniture and Fixtures	$	5,109
Office Equipment		13,755
Leasehold Improvements		772
		19,636
Less Accumulated Depreciation		(19,636)
	$	-

4.   Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2017, the Company has net capital of $5,099,433 which was $4,849,433 in excess of its required net capital of $250,000.

The Company is subject to Rule15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers as well as segregation of funds in a reserve account for the benefit of brokers and dealers (Rule 15c3-3). At December 31, 2017, the Company had segregated cash of $1,000,000, which was $734,273 in excess of the deposit requirement of $265,727 for the exclusive benefit of customers. Further, the Company had segregated cash of $250,178 which was $100,000 in access of the deposit requirement of $150,178 for the benefit of brokers and dealers.

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

5.   Related Party Transactions

The Company has three agreements with related parties in place. One is with an affiliate under common control with the Company, DriveWealth Technologies, LLC, ("Technologies") and the other two with the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $2.25 for each new live investing account opened by customers on the app during the preceding month. In addition, the Company pays Technologies an on-going maintenance support fee of 30¢/month for each live investing account at the end of the preceding month. As of December 31, 2017, the payable under this arrangement is $11,510 and is included in due to affiliates on the Statement of Financial Condition.

Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as office facilities, supplies and other general overhead costs) on behalf of its wholly-owned subsidiaries, the Company and Technologies. Such costs are charged back to the Company and Technologies either on a specific identification basis, or 50 / 50 in cases where specific identification is not feasible. As of December 31, 2017, the payable under this arrangement is $7,951 and is included in due to affiliates on the Statement of Financial Condition.

Holdings currently leases 7,748 square feet of office space at 97 Main Street, Chatham, NJ. Under a separate sub-lease agreement, the Company subleases 55% of such space from Holdings. Lease costs are accounted for on a straight-line basis over the life of the lease. See also Note 6.

6.   Commitments

The Company's future minimum lease obligations for the years ending December 31 under the sub-lease agreement with Holdings (see Note 6), is as follows:

2018	$	115,012
2019		117,143
2020		119,273
2021		121,404
Thereafter		2,612
	$	475,444

7. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Equities	$ 2,385	$ 86,073	$ -	$ 88,458
Other	585	-	-	585
	$ 2,970	$ 86,073	$ -	$ 89,043

8. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis.

9. Financial Instruments with Off Balance Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices. The Company maintains a $250,000 deposit with the Clearing Broker to mitigate such losses. As of December 31, 2017, customer margin debits in the amount of $2,651,356 were financed though the Clearing Broker at prevailing broker interest rates.

10. Recently Issued Accounting Pronouncements

New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02.

Adoption of New Accounting Standard
On January 1, 2018, the Company adopted the new accounting standard ASC 606, *Revenue from Contracts with Customers* and all the related amendments ("new revenue standard") to all contracts using the full retrospective method. There were no adjustments required related to the adoption of the standard.

11. Subsequent Events

On or about March 1, 2018, the Company will change its custodial relationship from the Industrial and Commercial Bank of China Financial Services, LLC ("ICBCFS"), a Depository Trust Company ("DTC") member to Electronic Transaction Clearing, Inc. ("ETC"), which is also a DTC member. ICBCFS will provide sub-custodian services as may be requested through their relationship with ETC.

No other events have been identified which require disclosure.